ORRICK, HERRINGTON & SUTCLIFFE llp
SHANGHAI REPRESENTATIVE OFFICE

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www.orrick.com

November 14, 2011	Jeffrey Sun + 86 21 6109 7103 jeffrey.sun@orrick.com
CONFIDENTIAL
VIA HAND DELIVERY
Mr. Stephen Krikorian
Mr. Ryan Rohn
Division of Corporation Finance
United States Securities and
Exchange Commission
Washington, D.C. 20549
United States

Re:	VanceInfo Technologies Inc. Form 20-F for the Fiscal Year ended December 31, 2010 Filed May 11, 2011 File No. 001-33857
Dear Mr. Krikorian and Mr. Rohn:
On behalf of our client, VanceInfo Technologies Inc. (the “Company” or “VanceInfo”), we are submitting this letter in connection with the Company’s Annual Report on Form 20-F filed May 11, 2011 (the “Annual Report”).
Set forth below are the Company’s responses to the comments contained in the letter dated October 26, 2011 from the staff of Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company in response to these comments.

CONFIDENTIAL

General
1.	We note you have provided the three acknowledgements at the beginning of your response letter dated October 4, 2011. These acknowledgements should be signed by a representative of the Company, rather than outside counsel. Please provide these acknowledgements signed by a representative of the Company.
In response to the Staff’s comment, the Company has enclosed as Annex A the acknowledgments signed by the Company’s executive.
Concentration of Credit Risk, page F-17
2.	We note your response to prior comment 2. Consider disclosing the definition of an authorized bank in order for the reader to understand its meaning and implications in assessing credit risk. In addition, we repeat our prior comment to consider whether further disclosures are necessary such as whether there are governmental regulations that protect such cash balances. See FASB ASC 825-10-50-20 and 50-21.
In response to the Staff’s comment, the Company proposes to make the following disclosure on the definition of an authorized bank in its future Form 20-F filings:
“‘authorized financial institutions’ refer to (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong”.
Further, the Company respectfully advises the Staff that unlike certain other jurisdictions, there are no applicable government laws and regulations that require banks provide deposit insurance or similar protections to depositors in China. The Company will disclose such case under “Risk Factors” in the Company’s future 20-F filings.
In Hong Kong, the Deposit Protection Scheme maintained by the Hong Kong Deposit Protection Board provides protection for deposits with all members of the Scheme (including generally all licensed banks in Hong Kong other than a few overseas-incorporated banks which are covered by a similar scheme in their country of incorporation). The compensation limit is currently set at HK$500,000 or approximately US$70,000 per depositor per member of the scheme, which provides de minimis protection to the Company’s deposits. Therefore, the Company considers that no disclosure for such protection under the Hong Kong Deposit Protection Scheme is necessary.

CONFIDENTIAL

Note 7. Accounts Receivable, page F-32
3.	We have reviewed your response to prior comment 3. Please address the following items:
•	Your response indicates that fixed-price projects are billed out according to specific contract terms. In light of your significant increase in fixed-price projects, please expand your revenue recognition policy on page 62 to describe the billing contract terms associated with these projects. Your expanded disclosures should also discuss your policy related to longer billing terms provided to your PRC clients. Further, provide additional disclosures to explain to readers the nature of the increase of unbilled accounts receivables similar to the discussion you provided in your response. Confirm that unbilled accounts receivable are not subject to adjustment or revision prior to billing (i.e., the fees are fixed or determinable when recognized).

In response to the Staff’s comment, the Company proposes to make the following additional disclosure in its future Form 20-F filings:

The following additional disclosure will be added after the second paragraph on page 56.

“Our fixed-price contracts are billed out according to the specific contract terms. Our contracts refer to milestones related to the completion of specific tasks such as planning documentation and testing reports. Generally the payment amount upon achieving each milestone is specified in the contracts and based on which we bill the clients. Meanwhile revenue is recognized proportionally based on the hours incurred in achieving that milestone against our latest estimate of total hours to complete the contract. Unbilled receivables are recorded when revenue recognized is in excess of billings.

In addition, a majority of our non-PRC clients generally signed the time-and-material contracts and a majority of our PRC clients signed the fixed-price contracts with us. The revenue from PRC clients in 2010 increased by 66% compared with 2009. 19% of our time-and-material revenue was generated from our PRC clients and 78% of our fixed-price revenue in 2010 was generated from our PRC clients. Generally, we do not offer different contractual payment terms between PRC and non-PRC clients. However, in practice, our PRC clients may request longer billing terms of 90 to 180 days comparing to the normal billing terms of 30 to 60 days offered to non-PRC clients or request us to issue the billings after the stated billing period, which cause more unbilled or aged accounts receivable balances as of December 31, 2010. As such, the actual payment schedule for fixed-price projects with PRC clients is longer than that of time-and-material projects with non-PRC clients. As the fixed-price projects to PRC clients account for a significant portion of total revenues, and such projects as a percentage of our total revenue increased from 5.8% in 2008 to 21% in 2009 and to 28% in 2010, the unbilled accounts receivable increased in comparison to the billed accounts receivable during 2010 and the unbilled receivable balance represents more than half of the receivable balance.”

CONFIDENTIAL

“The unbilled accounts receivable increased in comparison to the billed accounts receivable during 2010 mainly due to (i) the increases in both the absolute amount and percentage of the revenues from fixed-price projects, and (ii) higher revenues from domestic (PRC) clients. The unbilled accounts receivable are not subject to adjustment or revision as the related fees for the contract are fixed or determinable when the related revenue was recognized.

The services for fixed-price projects are normally performed over a period of less than a year but generally started and completed in different accounting periods. Also, these contracts are billed out according to the specific contract terms or agreements with customers, while revenue is recognized under proportional performance method. For time-and-material contracts, revenue is recognized as time is incurred and we normally send monthly billings to our clients. For the year ended December 31, 2010, our revenue from the fixed-price contracts has increased by 93% compared with the revenue from the fixed-price contracts during the year ended December 31, 2009. Due to the varied billing cycle for the fixed-price projects and increased revenue from the fixed-price projects, our unbilled account receivable balances increased as of December 31, 2010 compared to December 31, 2009.”

•	We note in your response that fixed-price projects have increased your revenue significantly year over year. Tell us your considerations of discussing this trend in your discussion of results of operations beginning on page 69. Refer to Section III.B of SEC Release No. 33-6835. For example, consider providing the table you present in your response that shows the amount of revenues per type of contract. Similarly, tell us how you considered updating disclosures in your filing for the increase in revenue from fixed-price projects. For example, we note your risk factor on page 11 states that you expect a portion of your income to be generated from projects with a fixed price. This disclosure appears to indicate that fixed-price projects are not significant to your business.

CONFIDENTIAL

In response to the Staff’s comment, the Company proposes to make the following additional disclosure in its future Form 20-F filings:

The following additional disclosure will be added under the section of “Net Revenue” on page 62.

“Our revenues from the fixed-price contracts increased by 93% in 2010 compared with 2009. In addition, a majority of our non-PRC clients generally signed the time-and-material contracts and a majority of our PRC clients signed the fixed-price contracts with us. The revenues from PRC clients in 2010 increased by 66% compared with 2009. 19% of our time-and-material revenue was generated from our PRC clients and 78% of fixed-price revenues in 2010 were generated from our PRC clients.

The breakdown of revenues by types of contracts is as follows.

	For the years ended December 31,
	2009	2010
	(in US$ thousands)
Time-and-material contracts	105,385	130,937
Fixed-price contracts	39,496	76,221
Others	3,185	4,392

Total	148,066	211,550

Our revenue from the fixed-price contracts increased by 244% in 2009 compared with 2008.The revenues from PRC clients in 2009 increased by 149% compared with 2008. 11% of our time-and-material revenues were generated from our PRC clients and 79% of fixed-price revenues in 2009 were generated from our PRC clients.
The breakdown of revenues by types of contracts is as follows.

	For the years ended December 31,
	2008	2009
	(in US$ thousands)
Time-and-material contracts	91,187	105,385
Fixed-price contracts	11,476	39,496
Others	—	3,185

Total	102,663	148,066

CONFIDENTIAL

Furthermore, the Company will revise the last paragraph on page 50 under “Risk Factors” section in the Company’s future Form 20-F filings as the following:
“In 2010, approximately 36.0% of our revenues were generated from fixed-price contracts. We expect that a significant portion of our revenues may continue to be generated from our projects with a fixed price.”
Note 17. Income Taxes, page F-39
4.	We have reviewed your response to prior comment 4. Your response indicates that your U.S. subsidiaries incurred pre-tax losses for the years ended December 31, 2009 and 2010 and the U.S. amounts are less than five percent of the comparable consolidated amounts for the Company. We also note your table on page F-22, that shows that the U.S. represented 38% and 34% of your total revenue for the years ended December 31, 2009 and 2010, respectively. In consideration of the significant revenue generated from the U.S., please tell us why it does not represent a significant amount of your pre-tax income (loss). Similarly, your disclosures appear to be unclear as to why your income tax expenses associated with other countries is significantly less than your income tax expense in the PRC, in comparison to your table on page F-22, that shows foreign revenue is greater than your revenue from Greater China in each of the three years presented. Please tell us your considerations of providing additional disclosures in your results of operations discussion related to taxes in your MD&A (page 58) to discuss the items noted above.

The Company respectfully advises the Staff that as indicated in the note 1 to the table on page F-22 that the net revenues generated from US are

“based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.”

For example, the revenues generated from the services provided to the PRC subsidiaries of a multi-national corporation headquartered in US, was disclosed as the net revenues generated from the U.S. in the table on page F-22. However, such revenues are subject to PRC income tax. In fact, the net revenues generated from the services rendered directly at customer locations in the U.S. only represent 3% and 3% of our total revenues for the years ended December 31, 2009 and 2010, respectively.

CONFIDENTIAL

The breakdowns of the net revenues based on the countries in which the services are rendered are as follows:

Net revenues:

Tax jurisdictions where the
company’s pre-tax income	For the years ended December 31,
(loss) is subject to	2008	2009	2010
	In U.S. dollars in thousands
PRC	97,111	137,905	199,834
US	1,968	4,710	6,212
Other countries	3,584	5,451	5,504

Total	102,663	148,066	211,550

Due to the insignificant revenues generated from the services rendered in the U.S., the Company respectfully advises the Staff that the current disclosure in its results of operations discussion related to taxes in the MD&A (page 58) is sufficient.
If you have any questions regarding the Annual Report, please do not hesitate to call me in Shanghai at +86-21-6109-7103 (work) or +86-139-0186-0850 (cell).

Very truly yours,

Jeffrey J. Sun of ORRICK, HERRINGTON & SUTCLIFFE LLP

cc:	Chris Shuning Chen, VanceInfo Technologies Inc. Sidney Xuande Huang, VanceInfo Technologies Inc. Deloitte Touche Tohmatsu CPA Ltd.

[Letterhead of VanceInfo Technologies Inc.]
Acknowledgement
Re: VanceInfo Technologies Inc. Form 20-F for the Fiscal Year ended December 31, 2010 (Filed May 11, 2011, File No. 001-33857, and Letters from the Securities and Exchange Commission (the “Commission”) dated September 23, 2011 and October 26, 2011.
VanceInfo Technologies Inc. , a company incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;
• the staff of Commission (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing with the Commission; and
• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer
	Date:	November 9, 2011